FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Meeting of the Board of Directors, December 7, 2005

2.	Extraordinary General Meeting of Stockholders Convocation, December 7, 2005

3.	Proposal by the Board of Directors to the Extraordinary General Meeting of Stockholders, December 7, 2005

4.	Extraordinary General Meeting of Stockholders Convocation, December 7, 2005

5.	Proposal by the Board of Directors to the Extraordinary General Meeting of Stockholders, December 7, 2005

6.	Market Announcement, December 13, 2005

7.	Meeting of the Board of Directors, December 15, 2005

8.	Board of Directors Resolution Communication, December 16, 2005

9.	Fourth Amendment to the Contract to Assign the Outstanding Credit Balance on the CRC (Results Compensation) Account, Signed Between the State of Minas Gerais and CEMIG

10.	Notice to Stockholders, December 21, 2005

11.	Extraordinary General Meeting of Stockholders Postponement of the Meeting, December 22, 2005

12.	Extraordinary General Meeting of Stockholders Convocation, December 22, 2005

13.	Notice to Stockholders, December 21, 2005

14.	Material Announcement, December 22, 2005

15.	Notice to Stockholders, December 23, 2005

16.	Extract from the minutes of the 360th meeting of the Administrative Board, October 3, 2005

17.	Extract from the minutes of the 361st meeting of the Administrative Board, October 21, 2005

18.	Extract from the minutes of the 363rd meeting of the Administrative Board, November 7, 2005

19.	Meeting of the Board of Directors, December 29, 2005

20.	Material Announcement, December 30, 2005

21.	Notice to Stockholders, December 30, 2005

22.	Extract from the minutes of the 356th meeting of the Administrative Board, July 5, 2005

23.	Extract from the minutes of the 354th meeting of the Administrative Board, June 2, 2005

24.	Calendar of Events – 2005

25.	Meeting of the Board of Directors, January 4, 2006

26.	Material Announcement, January 5, 2005

27.	Notice to Stockholders, January 5, 2005

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company – CNPJ 17.155.730/0001-64

Meeting of the Board of Directors

December 7, 2005 – 10:00 a.m

The Board of Directors of Companhia Energética de Minas Gerais - Cemig, in its meeting held on December 7, 2005, beginning at 10:00 a.m., decided the following:

1.               To authorize the constitution of the Special Purpose Company Rio Minas Energia S.A.

2.               To authorize the contracting of Banco ItaúBBA, through a single contractual instrument, for the development of an economic, financial, legal, stockholding and tax solution for the question of the tax impacts suffered by Cemig as a result of the long-term receivables held by the company payable by the Government of the State of Minas Gerais arising from the Contract for Assignment of Credits of the CRC (Results Compensation) Account and its amendments, and also for the services of co-ordination of the structuring of a Receivable Credit Rights Investment Fund (FIDC), to hold the CRC credits, and the placement, on the firm guarantee basis, of its senior units in the market, with co-obligation by Cemig up to the amount sufficient to ensure the entire payment of the fund’s expenses and charges and amortization and redemption of the senior units.

3.               To approve the issuance of Promissory Notes by Companhia Energética de Minas Gerais - Cemig for placement and public distribution in the local capital market; and authorization to the Executive Board to take all the necessary measures for putting this decision into effect.

4.               To authorize: a) signature of the Fourth Amendment to the Contract for Concession of the Outstanding Balance of the CRC (Results Compensation) Account, between Cemig and the State of Minas Gerais; and, b) assignment by Cemig to the Credit Rights Investments Fund (FIDC) which is being structured by Banco ItaúBBA, of the credit made up of the installments owed by the State of Minas Gerais, under the Contract to Assign the Outstanding Balance on the CRC (Results Compensation) Account.

5.               To declare extraordinary dividends in the amount of R$ 897 million.

6.               To submit to the Extraordinary General Meeting of Stockholders a proposal for homologation of the decision by the Board of Directors of the authorization for signing of the Fourth Amendment to the Contract for Assignment of the Outstanding Balance on the CRC (Results Compensation) Account, between Cemig and the State of Minas Gerais; change in the Bylaws.

7.               To submit changes in the Bylaws to the Extraordinary General Meeting of Stockholders.

The meeting also scheduled the timetable of meetings of the Board of Directors for the year of 2006.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders of Cemig are hereby called to an Extraordinary General Meeting, to be held on December 23, 2005 at 10 a.m. local time, at the company’s head office, Avenida Barbacena 1,200, 18th floor, Belo Horizonte, in the state of Minas Gerais, Brazil, to decide on the homologation of the authorization given by the Board of Directors of the company for signature of the Fourth Amendment to the Contract to Assign the Outstanding Credit Rights Balance on the CRC (“Results Compensation”) Account, between Cemig and the state of Minas Gerais.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the company’s By-laws, by depositing, preferably by December 21, 2005, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the General Secretariat of Cemig at Av. Barbacena 1,200 – 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, December 7, 2005.

Wilson Nélio Brumer

Chairman of the Board

PROPOSAL BY THE BOARD OF DIRECTORS TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

Dear Sirs:

Whereas:

a)              the provisions of Law 8631 of March 4, 1993, as amended by Law 8727 of November 5, 1993, especially the provisions of Article 5, § 4, authorize States, the Federal District and Municipalities, upon agreement with the electricity public service concessions of which they have stockholding control, to use the remaining balances on the CRC (Results Compensation) Account, after the offsettings provided for by § 3 of the said Law, for the purposes of offsetting of the debts of those entities to the federal government;

b)             on May 31, 1995, in accordance with the above-mentioned legislation, Cemig and the State of Minas Gerais signed an agreement for assignment of the credit of the outstanding balance of the CRC account (“the CRC Contract”), under which Cemig assigned to the State of Minas Gerais the outstanding balance of the credits on the then-abolished CRC accounts received from the federal government, in the amount of 852,851,282.9305 Fiscal Reference Units (UFIRs), corresponding, on the date of the assignment, to
R$ 602,198,290.88 (six hundred and two million, one hundred and ninety eight thousand, two hundred and ninety Reais and eighty eight cents), which was to be amortized by the State of Minas Gerais in 204 (two hundred and four) monthly consecutive installments, updated by the value of the UFIR and remunerated at annual interest of 6% (six per cent) subject to an initial grace period of 36 (thirty six) months, guaranteed by the resources of the States’ Participation Fund (FPE);

c)              on February 24, 2001, the First Amendment to the CRC Contract was signed, to change the monetary adjustment indexor of the debtor balance, from UFIRs to the Special Expanded National Consumer Price Index (IPCA-E), in the months of January to October of 2000, and to the IGP-DI (General Price Index – Domestic Availability) published by the Getúlio Vargas Foundation, in the months of November and December of 2000;

d)             on December 14, 2002 the Second Amendment to the CRC Contract was signed, to reschedule the installments becoming due as from January 1, 2003 and to establish the IGP-DI as the monetary correction index, with the possibility of the said credit being passed on by Cemig to the federal government or to the National Development Bank (BNDES), which in fact did not happen;

e)              on December 24, 2002, the Third Amendment to the CRC Contract was signed, to reschedule and re-agree the installments overdue and not paid, calculated on December 31, 2002, including interest and financial penalty payments on the installments in arrears, with interest of 12% (twelve per cent) per year and monetary adjustment by the variation of the IGP-DI, to be paid in 149 (one hundred and forty nine) monthly consecutive installments, from January 2003 to May 2015, with retention of dividends and/or Interest on Equity payable to the State of Minas Gerais allocated as collateral;

f)                there is legislative authorization for the State of Minas Gerais to give in guarantee, with or without the respective retention, its dividends or Interest on Equity receivable from Cemig, under State Law 14247 of June 4, 2002, as amended by State Law  14384 of October 11, 2002;

g)             on December 31, 2004, the debtor balance on the CRC Contract, accounted by Cemig, was R$ 2,941,599,110.03 (two billion, nine hundred and forty one million, five hundred and ninety nine thousand, one hundred and ten Reais and three centavos), albeit of this total amount the State of Minas Gerais challenges the amount of R$ 115,670,291.40 (one hundred and fifteen million, six hundred and seventy thousand, two hundred and ninety one Reais and forty centavos), the dispute to be settled within 90 (ninety) days after the date of signature of the Amendment, through an accounting audit, in accordance with an express Clause inserted in the respective instrument;

h)             there is a need to regularize the payment of the installments owed by the State of Minas Gerais to Cemig, and the Parties are interested in guaranteeing the payment of the total of the debit of the State of Minas Gerais, as calculated on December 31, 2004, with the retention, partial or total, of dividends or Interest on Equity distributable or payable by Cemig to the State of Minas Gerais;

i)                 the State of Minas Gerais, as controlling stockholder of Cemig, submitted a proposal for the renegotiation of the CRC Contract to the Extraordinary General Meeting of Stockholders of Cemig held on June 17, 2004;

j)                 the said General Meeting of Stockholders submitted the proposal with the bases for the renegotiation of the CRC Contract for decision by the Board of Directors of Cemig;

l)                 on November 19, 2004 the Board of Directors approved the 2005-2035 Strategic Plan for Cemig – 2004 Edition / Bases for Renegotiation of the Contract for the Outstanding Balance on the CRC (Results Compensation) Account, which covers all the following:  1) the criteria and bases on which the forecasts made in the Strategic Plan were based; 2)  the renegotiation of the debtor balance of the CRC Contract; 3) the amounts of capital expenditure, including those necessary for the expansion foreseen by Cemig, and also the amounts to cover current investment; and 4) the “New Dividend Policy”, consisting of (i)  the distribution of 50% (fifty per cent) of the net profit, as dividends and Interest on Equity, obligatorily, hereinafter referred to as “ordinary”‘; and (ii)  distribution of extraordinary dividends or Interest on Equity, every 2 (two) years, starting in 2005, whenever there is free cash available in excess of 5% (five per cent) of annual cash flow, hereinafter referred to as “extraordinary”, in accordance with CRCA-145/2004 of November 22, 2004;

m)           the Fourth Amendment to the Contract for Assignment of the Outstanding Balance of the CRC establishes the appropriate conditions for the necessary securitization of the receivables specified therein;

n)             in the process of unbundling of the company, the credits of the CRC remained with Cemig, upon approval by Aneel, the National Electricity Agency, which removes the obligation for prior approval by that Agency for the signature of the Fourth Amendment to the Contract for Assignment of the Outstanding Balance on the CRC (Results Compensation) Account, which would be necessary only for the wholly-owned subsidiaries, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., which became the holders of the concessions for generation, transmission and distribution of electricity;

o)             the efficacy of the Fourth Amendment to the Contract for Assignment of the Outstanding Balance on the CRC (Results Compensation) Account is conditional upon publication of a shortened version of it in the Official Gazette of the State of Minas Gerais;

The Board of Directors submits to the Extraordinary General Meeting of Stockholders its proposal for homologation of the authorization to sign the Fourth Amendment to the Agreement for Assignment of the Outstanding Balance of the CRC (Results Compensation) Account, between Cemig and the State of Minas Gerais.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and the company, for which reason the Board of Directors hopes that it will be approved by yourselves, the stockholders.

Belo Horizonte, December 7, 2005.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY - CNPJ 17.155.730/0001-64

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders of Cemig are hereby called to an Extraordinary General Meeting, to be held on December 23, 2005 at 5 p.m. local time, at the company’s head office, Avenida Barbacena 1,200, 18th floor, Belo Horizonte, in the state of Minas Gerais, Brazil, to decide on the following changes to the company’s bylaws:

1.          To amend the drafting of the sole sub-paragraph of Clause 1, in view of the fact that following the unbundling of the company’s activities the concessions for generation, transmission and distribution of electricity were transferred to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., so that the prior authorization by Aneel – the National Electricity Agency – for acquisitions of stockholdings by the company becomes unnecessary.

2.          To include §§ 2, 3, 4, 5 and 6 in Article 11, the sole sub-paragraph becoming § 1, so as to make explicit in the Bylaws that it is obligatory for the managers of the company to obey the provisions of the Strategic Plan and the dividend policy therein stated, in such a way as to give it full effect; and also defining the content and periodicity of reviews of the Strategic Plan.

3.          To change line “n” of Clause 17, to complement the present competencies of the Board of Directors.

4.          To amend the drafting of the head paragraph and §§ 1, 2 and 3 of Clause 21, to improve its drafting so as to reflect the Strategic Plan in the current management of the company’s business.

5.          To amend the drafting of lines “b”, “c” and “f” of § 4 of Article 21, to redefine the competencies of the Board of Executive Directors.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the company’s By-laws, by depositing, preferably by December 21, 2005, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the management office of the General Secretariat of Cemig at Av. Barbacena 1,200 – 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, December 7, 2005.

Wilson Nélio Brumer

Chairman of the Board of Directors

PROPOSAL BY THE BOARD OF DIRECTORS TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS.

Dear Stockholders:

Whereas:

a)         the Bylaws of Cemig, in Clause 1, sole sub-paragraph, state that majority or minority stockholding by the company in other companies requires the prior authorization of Aneel;

b)        as a result of the unbundling of the company, the concessions for generation, transmission and distribution of electricity were transferred to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., so that prior authorization by Aneel for acquisitions by the company of stockholding interests became unnecessary;

c)         there is interest in establishing in the Bylaws of the company the obligatory nature of the duty of the company’s managers to obey the provisions of the company’s Strategic Plan and the dividend policy therein contained, in such a way as to give it full effect; and

d)        there is interest in establishing in the Bylaws of the company the competency of the management bodies to approve changes to the Strategic Plan of the company; to establish what should, necessarily, be contained in the Strategic Plan, and the fact that it is obligatory for the Strategic Plan to be reflected in all the plans, projections, activities, strategies, capital expenditure and expenses of the company and its wholly-owned subsidiaries, subsidiaries and affiliates and in the consortia in which it participates, directly or indirectly, including the Multi-Year Strategic Plan of the company and the Annual Budget;

The Board of Directors proposes to submit to the Extraordinary General Meeting of Stockholders the following changes to the Bylaws:

1)              That the sole sub-paragraph of Clause 1 should have the following drafting:

“Clause 1 (...)

Sole sub-paragraph: The activities specified in this Clause may be exercised directly by Cemig or through companies constituted by it, or in which it may at any time have majority or minority stockholding interests, as intermediaries, upon decision by the Board of Directors, in accordance with State Laws 828 of December 14, 1951, 8655, of September 18, 1984, and 15290 of August 4, 2004.”.

2)              In Clause 11, the sole sub-paragraph shall become § 1, and the following §§ 2, 3, 4, 5 and 6 shall be included:

“Clause 11 – (...)

§ 1 – The structure and composition of the Board of Directors and the Executive Board of the company shall be identical in the subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., with the following exceptions: The Chief Energy Distribution and Sales Officer shall be a member of the Board only of the wholly-owned subsidiary Cemig Distribuição S.A. and the Chief Energy Generation and Transmission Officer shall be a member solely of the wholly-owned subsidiary Cemig Geração e Transmissão S.A.

§ 2 – The Board of Directors and the Executive Board, in the management of the company, the wholly-owned subsidiaries, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., or subsidiaries, affiliates or consortia in which has direct or indirect holdings, shall obey the terms of the company’s Strategic Plan, especially the dividend policy therein contained.

§ 3 – The Strategic Plan shall contain the long-term strategic planning, the bases, targets, objectives and results to be pursued and achieved by the company and its dividend policy, and must obey the commitments and requirements specified in § 5 below.

§ 4 – The Strategic Plan shall be revised annually by the Executive Board and approved by the Board of Directors and shall be reflected in all the plans, projections, activities, strategies, capital expenditure and expenses of the company and its subsidiaries, affiliates and the consortia in which it directly or indirectly participates, including the Multi-Year Strategic Plan of the company and the Annual Budget.

§ 5 – In the administration of the company and the exercise of the right to vote, the Board of Directors and the Executive Board shall faithfully obey and comply with the following targets:

a) to keep the company’s consolidated indebtedness equal to or less than 2 (two) times the company’s Ebitda (earnings before interest, taxes, depreciation and amortization);

b) to keep the ratio Net debt / (Net debt + Stockholders’ equity) equal to or less than 40% (forty per cent);

c) to limit the amount of funds destined to capital expenditure, in each business year, to the equivalent of, at most, 50% (fifty per cent) of the company’s Ebitda, starting in the business year of 2008;

d) to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or more than those specified in the company’s Strategic Plan, subject to the legal obligations; and

e) to maintain the expenses of the wholly-owned subsidiary Cemig Distribuição S.A. and of any subsidiary which operates in distribution of electricity at amounts not greater than the amounts recognized in the tariff adjustments and reviews.

§ 6 – The targets established in § 5 above, upon prior approval by the Board of Directors, may be exceeded for reasons related to temporarily prevailing conditions, up to the following limits:

a) the company’s consolidated debt to be less than or equal to 2.5 (two point five) times the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

b) the consolidated ratio of Net debt / (Net debt + Stockholders’ equity), to be limited to 50% (fifty per cent);”.

3)              To include line “n” in Clause 17, with the following drafting:

“Article 17 – (...)

n) to approve the company’s Strategic Plan and revisions thereof, the Company’s Multi-Year Strategic Plan, and its revisions, and the Annual Budget.”.

4)              The drafting of the head paragraph and §§ 1, 2 and 3 of Clause 21 to be as follows:

“Clause 21: The Executive Board shall be responsible for the current management of the company’s business, obeying the Strategic Plan, the Company’s Multi-Year Strategic Plan, and the Annual Budget, prepared and approved in accordance with these Bylaws.

§ 1- The Company’s Multi-Year Strategic Plan shall reflect the Strategic Plan and contain the plans and the projections for a period of 5 (five) financial years, and shall be updated at intervals of no greater than one year, and shall deal in detail with the following items, among others:

a) the company’s activities and strategies, including any project for construction or expansion of generation, transmission or distribution;

b) the new investments and business opportunities, including those of the company’s subsidiaries and affiliates;

c) the amounts to be invested or contributed in any other manner from the company’s own funds or those of third parties;

d) the rates of return and profitability to be obtained or generated by the company.

§ 2 – The Annual Budget shall reflect the Company’s Multi-Year Strategic Plan and, consequently, the Strategic Plan, shall specify in detail the operational revenues and expenses, the costs and capital expenditure, the cash flow, the amount to be destined to payment of dividend, the investments of funds from the company’s own funds or those of third parties and other data that the Executive Board consider to be necessary.

§ 3- The Company’s Multi-Year Strategic Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. Both shall be prepared under the co-ordination of the Chief Financial and Investor Relations Officer, and submitted to examination by the Executive Board, and, subsequently, to approval by the Board of Directors.”.

4)              Items “b”, “c” and “f” of § 4 of Clause 21 shall have the following drafting:

“Clause 21 – (...)

§ 4 - (...)

b) approval of the Company’s Multi-Year Strategic Plan, and also its revisions, including timetables, amount and allocation of capital expenditure investment therein specified and its submission to the Board of Directors;

c) approval of the Annual Budget and its submission to the Board of Directors, and also any capital expenditure or expense not specified in the Annual Budget approved, for amounts lower than R$ 5,000,000.00 (five million Reais);

(...)

f) approval, upon a proposal by the Chief Financial and Investor Relations Officer, of the declarations of vote in the wholly-owned subsidiaries, other subsidiaries, affiliated companies and the consortia in which the company directly or indirectly participates, when they relate to matters dealt with in the Annual Budget, the Company’s Multi-Year Strategic Plan, or the Strategic Plan, or which may affect its implementation or the dividend policy therein contained, and such exercise of voting power shall, at all times, obey the provisions of these Bylaws;”.

The company’s Bylaws shall come into effect with their new drafting after registration of the above alterations with the Commercial Board of the State of Minas Gerais.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and the company, for which reason the Board of Directors hopes that it will be approved by yourselves, the stockholders.

Belo Horizonte, December 7, 2005.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

Market announcement

Cemig (Companhia Energética de Minas Gerais), a company holding a public service concession and listed on the stock exchanges of São Paulo, New York and Madrid, in accordance with its commitment to implement the best corporate governance practices, and in accordance with CVM Instructions 358 of 3 January 2002 and 359 of 22 January 2002, hereby informs its stockholders and the public as follows:

•     The São Paulo Stock Exchange’s Business Sustainability Index (local acronym “ISE”) was launched on December 1, 2005.

•     Cemig was selected for inclusion in the portfolio of this index – which is made up of the 28 Brazilian companies with the best ratings in terms of social responsibility and sustainability, selected from among the more liquid stocks traded on the São Paulo stock exchange.

•     More information on the ISE can be found on Bovespa’ site, www.bovespa.com.br.

To be part of this index represents a confirmation, by the Brazilian financial market, of Cemig’s excellent reputation in relation to its actions on sustainability – Cemig is indeed recognized internationally as a leading company in sustainability, worldwide, by its inclusion in the Dow Jones Sustainability World Index for the last 6 (six) years. More importantly, in 2005 it was named the world’s leader in sustainability in its category.

Belo Horizonte, December 13, 2005

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – Taxpayer No. 17.155.730/0001-64

Meeting of the Board of Directors.
December 15, 2005 – 10:00 a.m.

The Board of Directors decided:

1.               To withdraw the 2006 Budget Proposal from the agenda.

2.               To authorize the hiring of offices to render legal services in the areas of labor law, debit collection and reimbursement of consumers, qualification of credits in cases of bankruptcy and judicial restructuring, power cuts, maintenance of possession and repossession of property, and special civil and criminal courts.

3.               To approve a private issue of simple debentures for subscription by the State of Minas Gerais.

4.               To withdraw from the agenda the proposal referring to the assignment of credit rights related to the CRC (Results to be Compensated Account) and to the subscription of subordinated shares in a fund investing in credit rights.

5.               To approve the Project “CEMIG-SOX – Internal Control Certification in compliance with the Sarbanes-Oxley Law”, and to authorize the initiation of an administrative process for the waiver of a public tender and also the direct hiring of Deloitte Touche Tohmatsu and SAP do Brasil Ltda., for the rendering of consulting services for the implementation of the necessary solutions in order to make this Project feasible.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

Board of Directors Resolution Communication

We communicate, for the due purposes, that the Companhia Energética de Minas Gerais-CEMIG Board of Directors, during its 365th meeting, held on 12-07-2005, deliberated as follows: A) Approve the Company’s issuing of Promissory Notes for public placement and distribution in the local capital market, under the terms of SEC Instruction 134/90 and, as applicable, of SEC Instruction 400/03, and with simplified registration under the terms of SEC Instruction SEC 155/91, obeying the following characteristics: a) Issuing value: R$900,000,000.00 (nine-hundred million Reais); b) Amount and series: 90 (ninety) Promissory Notes of a single series will be issued; c) Nominal unit value: R$10,000,000.00 (ten million Reais), on the issuing date; d) Form: nominative. The promissory notes will be issued physically and deposited at an institution that is licensed to render custody services; e) Remuneration: the Promissory Notes will be remunerated based on the equivalent of the average daily interest rate of the Inter-financial Deposit Certificates (Certificados de Depósitos Interfinanceiros, CDI) for one day “over extra-group” CDI, expressed in the yearly percentage form, based on 252 (two-hundred fifty-two) days, added of a “spread” equivalent to 1.70% a year, calculated and divulged daily by the CETIP (the Custody and Liquidation Chamber) in the Informativo Diário (Daily Bulletin), available on the Internet (http://www.cetip.com.br), and in the Gazeta Mercantil newspaper, national edition. The rates will be calculated in an exponential and cumulative manner, “pro rata temporis,” based on sequential business days, incurring on the Promissory Notes’ unit nominal value from the issuing date to the expiry date; f) Term: the Promissory Notes will be redeemed based on their Nominal Unit Value added of the applicable remuneration and will have a term of 180 (one-hundred eighty) days, beginning on the issuing date; g) Place of payment: the Promissory Notes will be redeemed by the Company at its main office, at a financial institution hired for this purpose, or via the CETIP, as the case may be; h) Guarantee: the Promissory Notes will have no type of guarantee; and, B) authorize the Executive Board to adopt all of the remaining measures necessary to make put this deliberation into effect.

Belo Horizonte, December 16 2005.

a.) Anamaria Pugedo Frade Barros

CEMIG’S General Secretary Advisor Superintendent

CONFIDENTIAL	FOURTH AMENDMENT TO THE CONTRACT TO ASSIGN THE REMAINING BALANCE RECEIVABLE ON THE RESULTS COMPENSATION ACCOUNT Version # 3.2 30.11.05

FOURTH AMENDMENT TO THE CONTRACT TO ASSIGN THE OUTSTANDING CREDIT BALANCE ON THE CRC (RESULTS COMPENSATION) ACCOUNT, SIGNED BETWEEN THE STATE OF MINAS GERAIS AND COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG.

THE STATE OF MINAS GERAIS, with head office at Praça da Liberdade, Belo Horizonte, Minas Gerais, CNPJ 18.715.615/0001-60, herein represented by its State Finance Office (hereinafter referred to simply as (“the STATE”), and COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG, a company with mixed State and private-sector stockholdings, with headquarters in Belo Horizonte, Minas Gerais, at Avenida Barbacena 1200, CNPJ 17.155.730/0001-64, herein represented by its Chief Executive Officer Mr. Djalma Bastos de Morais and by its Chief Financial and Investor Relations Officer Mr. Flávio Decat de Moura (hereinafter simply referred to as “CEMIG”), the STATE and CEMIG hereinafter being referred to jointly as “the Parties”, and each, individually, as a “Party”.

WHEREAS:

1.                                      Law 8631 of March 4, 1993, amended by Law 8727 of November 5, 1993, in particular the provisions of Article 5, § 4, gave authorization for the outstanding balance on the account known as the CRC (Results Compensation) Account, after the offsetting specified in § 3 of the said Law, to be used, under agreements with the public electricity service concession holders, by the states, the Federal District and municipalities that hold stockholding control in the said concession holders, for the purposes of offsetting debt owed to the federal government by the said states, Federal District and municipalities;

2.                                      on May 31, 1995, under the above legislation, the Parties signed the Contract for Assignment of the Outstanding Credit Balance on the Results Compensation Account, by which CEMIG assigned to the STATE the remaining balance of the credits on the now-discontinued Results Compensation Account received from the Federal Government, in the amount of 852,851,282.9305 Fiscal Reference Units (UFIRs) , corresponding, on the date of the assignment, to R$ 602,198,290.88  (six hundred and two million, one hundred and ninety eight thousand, two hundred and ninety Reais and eighty eight centavos), to be amortized by the STATE in 204 (two hundred and four) monthly consecutive installments, updated by the UFIR and remunerated at annual interest of 6% (six per cent) after a grace period of 36 (thirty six) months, guaranteed by funds of the States’ Participation Fund (FPE) (such Contract, as amended by the three amendments referred to below, hereinafter being referred to simply as “the CONTRACT”);

3.                                      on February 24, 2001 the Parties signed the First Amendment to the Contract for Assignment of the Outstanding Credit Balance on the Results Compensation Account, to alter the monetary correction indexor on the debtor balance, from the UFIR to the Special Expanded National Consumer Price Index (IPCA-E), for the period of January through October 2000, and to the General Internal Availability Price Index (IGP-DI), in the months of November and December 2000;

4.                                      on October 14, 2002, the Parties signed the Second Amendment to the Contract for Concession of the Outstanding Credit Balance on the Results Compensation Account, to reschedule the installments which were to become due as from January 1, 2003, and establish the IGP-DI as the monetary correction unit, with the possibility of passing through of the said credit by CEMIG to the federal government or to the BNDES (National Development Bank), though this did not in fact take place;

5.                                      on October 24, 2002 the Parties signed the Third Amendment to the Contract to Assign the Outstanding Credit Balance on the Results Compensation Account, to reschedule and renegotiate the Installments past due and not paid, calculated on December 31, 2002, including interest and arrears charges on the overdue installments, with interest of 12% (twelve per cent) per year and monetary updating by the variation in the IGP-DI, to be paid in 149 (one hundred and forty nine) monthly consecutive Installments, from January 2003 to May 2015;

6.                                      there is legislative authorization for the STATE to pledge in guarantee dividends or Interest on Equity payable to it by CEMIG, and it may do so with the respective retention, under State Law 14247 of June 4, 2002, as amended by State Law  14384 of October 11, 2002;

7.                                      the debtor balance on the CONTRACT on December 31, 2004 is R$ 2,824,016,438.72 (two billion, eight and twenty four million, sixteen thousand, four hundred and thirty eight Reais and seventy two centavos);

8.                                      there is a need to regularize the payment of the installments owed by the STATE to CEMIG, and the Parties have an interest in ensuring that the debit of the STATE is paid in full, as calculated on December 31, 2004, by means of partial or total retention of dividends or Interest on Equity by CEMIG to the STATE, under this present instrument;

9.                                      the draft of this contractual amendment, and also the terms and conditions contained in it, have been approved by the Board of Directors, in a meeting held on [    ] [   ], 2005, as per CEMIG Board Decision Statement (CRCA) ..../2005, and by the General Meeting of Stockholders of CEMIG held on [    ] [    ], 2005;

10.                                through CEMIG Board Decision Statement (CRCA)     /2004, of    /   /2004, the Board of Directors of CEMIG approved the CEMIG Strategic Plan for 2005–2035, 2004 Edition:  Bases for Renegotiation of the Results Compensation Account  (hereinafter referred to simply as the “Strategic Plan”), which deals with the following:

a)              the criteria and assumptions on which the forecasts made in the Strategic Plan were based;

b)             the renegotiation of the debtor balance of the CRC Contract;

c)              the amounts of capital expenditure, including those necessary for the expansion foreseen by Cemig, and also the amounts to cover current investment; and

d)             the “New Dividend Policy”, consisting of (i) obligatory distribution of 50% (fifty per cent) of net profit as dividends and Interest on Equity, hereinafter referred to as “ordinary dividends”; and (ii) distribution of extraordinary dividends or Interest on Equity, every 2 (two) years, starting in 2005, whenever there is free cash available in excess of 5% (five per cent) of annual cash flow, hereinafter referred to as “extraordinary dividends”;

11.                                the STATE will seek to exercise its power of control in CEMIG in such a way as to orient and allow the management of CEMIG to make the execution of the Strategic Plan possible;

the Parties hereby resolve to sign this Fourth Amendment to the Contract for Assignment of the Outstanding Balance on the Results Compensation Account (hereinafter “the Amendment”), subject to the following terms and conditions:

CLAUSE ONE: THE DEBIT

The STATE declares and recognizes, for the purposes of this instrument, the debit owed by itself to CEMIG under the CONTRACT, as amended, in the total amount of R$ 2.941.599.110,03 (two billion, nine hundred and forty one million, five hundred ninety nine thousand, one hundred and ten Reais and three centavos), base date December 31, 2004, including the past due and unpaid installments of the principal, and also the installments yet to become due, duly updated and augmented by contractual charges up to the base date (hereinafter referred to simply as “the DEBIT”).

Sole paragraph: The debtor balance identified in this clause is the subject of disagreement in relation to the amount of
R$ 115,670,291.40 (one hundred and fifteen million six hundred and seventy thousand two hundred and ninety one Reais and forty centavos). The STATE and CEMIG undertake to resolve this disagreement within 90 (ninety) calendar days from the date of signature hereof, by the use of an auditors’ opinion, and agree that any amount recognized as not payable shall be deducted, and that proportional reductions shall be made in the installments specified in Paragraph One of Clause Two of this instrument.

CLAUSE TWO: MONETARY ADJUSTMENT, INTEREST AND PAYMENT CONDITIONS

The STATE undertakes to amortize and pay the DEBIT, duly updated and augmented by the due interest, in accordance with the following basic conditions:

a)              compliance with the obligation for payment and consequent amortization and settlement of the DEBIT shall take place, as priority, by means of retention by CEMIG of the amount of dividends and Interest on Equity payable to the STATE, as provided for in Clause Three;

b)             the DEBIT shall be updated in its monetary value, based on the monthly variation, positive or negative, of the General Internal Availability Price Index (IGP-DI) of the Getúlio Vargas Foundation, taking place from January 1, 2005 and up to the date of its effective and entire settlement;

c)              on the balance of the DEBIT, updated, there shall be payable interest of 0.657371% per month, corresponding to an effective rate of 8.18% (eight point one eight per cent) per year, pro rata tempore, capitalized half-yearly, on June 31 and December 31, subject to the terms of Clause Six and the other provisions of this instrument;

d)             the STATE shall settle the DEBIT, duly updated and augmented by the interest payable, by June 30, 2035;

e)              to amortize the DEBIT, the STATE shall pay to CEMIG (i) 61 (sixty one) half-yearly consecutive installments, becoming due by June 30 and December 31 of each year, the first starting from the first half of 2005, in accordance with the amounts and timetable set out below (“the Installments”), until the total settlement of the DEBIT, and (ii) the entire debtor balance after the payments referred to above, if any, on June 30, 2035.

Paragraph One: The amortizations referred to in item (i) of sub clause “e” of the head paragraph shall be effected, at each due date, in accordance with the following amounts:

INSTALLMENTS	AMOUNT OF INSTALLMENT
1 to 5	R$	28,240,164.39
6 to 10	R$	29,652,172.61
11 to 15	R$	32,476,189.05
16 to 20	R$	36,712,213.70
21 to 25	R$	39,536,230.14
26 to 29	R$	42,360,246.58
30 to 33	R$	45,184,263.02
34 to 37	R$	48,008,279.46
38 to 41	R$	50,832,295.90
42 to 44	R$	53,656,312.34
45 to 47	R$	56,480,328.77
48 to 50	R$	59,304,345.21
51 to 53	R$	62,128,361.65
54 and 55	R$	64,952,378.09
56 and 57	R$	67,776,394.53
58 to 60	R$	70,600,410.97
61	R$	73,424,427.41

Paragraph Two: The amount of each half-yearly amortization installment shall be monetarily updated, from January 31, 2005 up to the date of its payment, based on the General Internal Availability Price Index (IGP-DI) inflation index of the Getúlio Vargas Foundation.

Paragraph Three: The maturity date of each installment shall be automatically brought forward to the date on which CEMIG makes the payment of dividends and/or Interest on Equity, within the respective half-year to which the installment refers. In the event of there having taken place, in the said half-year, any payment of dividends or Interest on Equity, either ordinary or extraordinary, and if the payment of these takes place on different dates, the due date shall be that of the last payment in the half-year period. There shall, however, be retained, from each payment which comes to be made within the respective half-year, in advance, the amount which, under this CONTRACT, is to be retained of the amount payable by CEMIG to the STATE, as provided for in Clause Three.

Paragraph Four: The monetary updating and the interest payable under this Amendment shall be calculated on the daily debtor balances of the DEBIT, pro rata tempore, with the monetary updating being calculated monthly and the interest being capitalized six-monthly.

Paragraph Five: In the event of the IGP-DI being abolished, the index which replaces it shall be applied, or another officially recognized monetary updating index which best reflects the loss of purchasing power, or any other index which may be agreed between the Parties.

CLAUSE THREE: RETENTION OF DIVIDENDS OR INTEREST ON EQUITY

For payment of the DEBIT, in accordance with Clause Two, the Parties recognize that the STATE:

a)                  currently has a stockholding of 22.23% (twenty two point two three per cent) in CEMIG which, based on distribution of 50% (fifty per cent) of the net profit as dividends or Interest on Equity and retention of the percentage specified in Paragraph Two, sub-clause “a” below, corresponds, on today’s date, to a percentage of 7.23% (seven point two three per cent) on net profit; and

b)                 intends to use the amounts arising from the flow of dividends or Interest on Equity to which it is entitled as a stockholder of CEMIG, taking into account the New Dividend Policy and the changes to the Bylaws of CEMIG, to guarantee the payment of the Installments and the balance of the DEBIT.

Paragraph One: By means of this Amendment, and for the full purposes of law, the STATE hereby irrevocably authorizes CEMIG to retain amounts from the STATE’s entitlement to dividends or Interest on Equity receivable from CEMIG for the payment of the Installments and the balance of the DEBIT, plus the interest owed and duly adjusted, subject to the provisions of this instrument.

Paragraph Two: Of the distribution, as ordinary dividends or Interest on Equity, of 50% (fifty per cent) of net profit, CEMIG shall, unless otherwise provided for in this instrument, proceed as follows:

a)                   CEMIG shall retain 65% (sixty five per cent) of the total of the ordinary dividends and Interest on Equity to which the STATE is entitled (hereinafter “the Amount Retained”) and apply the entire Amount Retained as follows:

a.1) for settlement of any Installment past due and not fully paid, in order of the past chronological order of due dates;

a.2) for settlement of the Installment relating to the half-year in which the ordinary distribution of earnings or Interest on Equity takes place;

a.3) for anticipated settlement of up to a maximum of 2 (two) Installments, being those immediately subsequent to the half-year in which the ordinary distribution of earnings or Interest on Equity takes place, subject to the provisions of Clause Four; and

a.4) for the amortization of the balance of the DEBIT, augmented by the interest due and duly adjusted, without there being any change to the amount or due date of the Installments yet to become due, or subsequent ones, which shall continue to be owed in accordance with the terms of Clause Two, subject only to the terms of item a.3 above.

b)      CEMIG shall pay to the STATE the remaining 35% (thirty five per cent) of the amount of the ordinary dividends and Interest on Equity.

Paragraph Three: Without prejudice to the retention of the Amount Retained under Paragraph Two, if the retention of the ordinary dividends and Interest on Equity is insufficient to settle the respective Installment, CEMIG shall proceed to retain, starting on January 1, 2008, up to 65% (sixty five per cent) of all and any amount of extraordinary dividends or Interest on Equity to which the STATE may be entitled, for the settlement of any Installment, up to the amount necessary for its settlement, after due monetary correction.

Paragraph Four: If the retention of the ordinary and extraordinary dividends and/or Interest on Equity in the manner specified in Paragraphs Two and Three above is insufficient for total settlement of any Installment, CEMIG shall proceed automatically to retain the totality of all and any dividends and Interest on Equity, ordinary or extraordinary (including the percentage specified in Paragraph Two, sub-clause “b”, to which the STATE is entitled, starting from the six-month period immediately following that of the Installment which is past due and has not been fully settled, up to the full settlement of such Installment, duly adjusted in monetary terms, and the interest due on any debtor balance shall be added to the total of the DEBIT.

Paragraph Five: Without prejudice to the retention of the Amount Retained, in accordance with the Paragraphs above and any other provision hereof, and provided that default has not yet been characterized under Clause Seven, after the settlement of all the Installments that are past due and have not been fully settled, the retention specified in Paragraphs Three and Four shall be immediately suspended, and only the 65% (sixty five per cent) percentage shall apply to the ordinary dividends and Interest on Equity, in accordance with Paragraph Two, sub-clause “a”.

Paragraph Six: If there is a reduction in the share held by the STATE in the registered capital of CEMIG and, as a result, in the ordinary dividends and/or Interest on Equity to be paid by CEMIG to the STATE, the percentage defined in Paragraph Two, sub-clause “a” shall automatically be adjusted upward (with the corresponding reduction of the percentage specified in Paragraph Two, sub-clause “b”), in such a way that the “Amount Retained” shall correspond at all times to at least 7.23% (seven point two three per cent) of the net profit of CEMIG.

Paragraph Seven: If CEMIG assigns the credits made up of the Installments payable by the STATE, which may be an assignment to one or more Credit Receivables Investment Funds, provided that all the terms and conditions of this instrument are preserved, the STATE hereby authorizes CEMIG to make the payment of the Installments, in the proportion of the credit assigned, directly to the assignee, with amounts retained in accordance with this Clause Three.

CLAUSE FOUR: EARLY AMORTIZATION AND OTHER AMORTIZATIONS

The Parties agree that early amortization of an Installment or Installments may only take place in the following events and provided there is no Installment which is past due and has not been fully settled:

a)              the STATE may effect early amortization of up to a maximum of 2 (two) Installments, by application of the balance of the Amount Retained in excess of the amount of the Installments that are past due, as specified in Paragraph Two, sub-clause “a.3”, of Clause Three, provided the number of installments thus amortized early does not exceed, at any time, a total of 2 (two) Installments; or

b)             the STATE may carry out early amortization of up to a maximum of 3 (three) Installments, with its own funds, not arising from the retention of ordinary or extraordinary dividends and/or Interest on Equity, provided that the number of Installments thus amortized early does not exceed at any time a total of 3 (three) Installments.

Sole paragraph: In the event that CEMIG carries out any amortization, redemption or repurchase of shares, any reduction of capital or any other transaction which results in distribution or payment to stockholders, other than distribution of dividends or payment of Interest on Equity, the totality of the amounts to which the STATE is entitled shall be wholly and automatically used in the amortization of the balance of the DEBIT, in the manner specified in Clause Three, Paragraph Two, sub-clauses “a.1”, “a.2”, “a.3” and “a.4”, subject also to the provisions of sub-clause “b” of this Clause.

CLAUSE FIVE: COMPLIANCE WITH THE STRATEGIC PLAN AND THE CONTRACT

For the purposes of ensuring the total payment of the DEBIT to CEMIG, under the terms of this Amendment, and as part of its obligations hereunder, the STATE undertakes, subject to the legislation in force, to exercise its power of control in CEMIG in such a way as to:

a)                  maintain in the bylaws of the wholly-owned subsidiaries of Cemig the distribution and payment to CEMIG, as dividends and/or Interest on Equity, of the total of the net profit made by the said subsidiaries, after the retention of the amounts allocated to the legal reserves and to the capital expenditure approved under the Strategic Plan, subject to the availability of free cash in the respective subsidiary;

b)                 to maintain in the Bylaws of CEMIG the distribution and payment of 50% (fifty per cent) of net profit, as dividends or Interest on Equity, in 2 (two) six-monthly parts, the first by June 30 and the second by December 31, or each year;

c)                  to submit to prior approval by the Board of Directors of CEMIG and, subsequently, to approval by the General Meeting of Stockholders of CEMIG, any alteration to the CONTRACT, as amended by the present Amendment;

d)                 If the projections of constant dividends in the Strategic Plan approved by Board Decision (CRCA/145/2004), of Nov 22nd 2004  are not confirmed, in such a way that 100% (one hundred per cent) of the dividends and Interest on Equity payable to the STATE is insufficient for coverage of the Installments specified in Paragraph One of Clause Two, the Parties undertake to renegotiate the Installments in accordance with the Strategic Plan, which should be reviewed at that time, preserving the principles of this CONTRACT.

CLAUSE SIX – INCREASE IN INTEREST RATE

In the event that the STATE does not pay on time and in full 3 (three) successive Installments, whether or not retention of the totality of all and any ordinary and extraordinary dividends and/or Interest on Equity due to the STATE has taken place under Paragraph Four of Clause Three, or of its default becoming characterized in accordance with Clause Seven, the interest rate applicable to the balance of the DEBIT shall be changed, automatically, to 0.797414 per month, corresponding to an effective rate of 10% (ten per cent) per year, in replacement of the interest rate specified in sub-clause “c” of the head paragraph of Clause Two.

Sole paragraph: The increase in interest rates shall be in effect as from the first day of the six-month period following the six-month period to which the third Installment not fully paid refers and may be reduced again to the interest rate specified in sub-clause “c” of the head paragraph of Clause Two (without prejudice to the amount of interest accumulated at the higher rate in the period in which it is in effect) if the STATE settles all and any Installment that is past due and unpaid in full before its default has been characterized in accordance with Clause Seven.

CLAUSE SEVEN: DEFAULT

Any of the following events shall characterize default by the STATE, independently of any advice or notification:

a)                   if the STATE at its initiative and without the need to obey any ruling of federal legislation makes a change in the Bylaws which reduces the distribution of 50% (fifty per cent) of the net profit as ordinary dividends or Interest on Equity;

b)                  if the STATE ceases to make the payments in timely fashion and in full of 5 (five) consecutive Installments, independently of whether or not either of the following has occurred: (i) retention of the totality of all and any ordinary or extraordinary dividends payable to the STATE, in accordance with Paragraph Four of Clause Three; or (ii) increase in the interest rate according to Clause Seven; or

c)                   if the STATE ceases to comply with any other obligation specified in the CONTRACT, as amended by this Amendment, including in any way preventing CEMIG from making the retentions specified in Clause Three.

CLAUSE EIGHT: MEASURES IN THE EVENT OF DEFAULT; EARLY MATURITY; CHANGE IN FINANCIAL CHARGES

In the event that the STATE defaults, in accordance with Clause Seven, independently of whether CEMIG takes any steps at any time, the following shall be obeyed, without prejudice to any other right of or action by CEMIG:

a)              the amount of the DEBIT, including the Installments, shall continue to be updated by the positive or negative variation of the General Internal Availability Price Index (IGP-DI) and to suffer the effect of interest, in the manner specified herein, subject to sub-clause “b” below;

b)             in substitution of the remunerative interest rate specified in Clause Six, arrears interest of 0.948879% per month shall automatically come into effect, corresponding to an effective rate of 12% (twelve per cent) per year, starting from the date of characterization of the default;

c)              CEMIG in the exercise of the contractual guarantee of the DEBIT shall continue to retain the Amount Retained, and also the totality of all and any ordinary or extraordinary dividends or Interest on Equity, or other amounts resulting from amortization, redemption or repurchase of debentures, shares or reduction of capital payable to the STATE, until the full payment of the totality of the DEBIT, augmented by the interest payable, and duly corrected in monetary terms. The retention may not under any circumstances cover amounts relating to revenues of the STATE of a tax nature;

d)             the STATE may purge the arrears by immediate implementation of the obligation specified in this CONTRACT, and also by payment of the past due installments, returning to the regime of payments, retentions and interest agreed in this present Amendment;

e)              CEMIG may declare early maturity of the totality of the DEBIT, augmented by the interest payment and duly updated in monetary terms, and also demand, charge and collect from the STATE, through the courts or otherwise, the amounts payable by the STATE or, in the event of the early maturity of the DEBIT payable being declared, the total of the debtor balance.

CLAUSE NINE: PERIOD OF VALIDITY

The CONTRACT shall be valid until June 30, 2035, and may be settled early, if the value of the Amounts Retained which exceed the amount of the respective Installments, plus any other amount which becomes payable to CEMIG under this instrument, have been sufficient for the early settlement of the balance of the DEBIT, plus the interest payable and due monetary correction.

Paragraph One: If the concession contracts for provision of public electricity distribution service of the respective wholly-owned subsidiary of CEMIG are not extended from 2016, the Parties shall renegotiate the balance of the DEBIT, subject to preservation of the limit-date of June 30, 2035 for its full payment.

Paragraph Two: If for any reason the CONTRACT is terminated or extinguished without the debtor balance owed by the STATE having been settled in full, for as long as the settlement of the debtor balance, including the interest due and monetary correction, is not renegotiated between the Parties, CEMIG shall retain the totality of the ordinary or extraordinary dividends and/or Interest on Equity payable to the STATE, independently of notice or any other measure.

Paragraph Three: If the STATE decides to dispose of the totality of its shares in CEMIG, it must include in the respective public offer, or equivalent, and in all the other instruments of disposal, a Clause which obliges the acquiring Party to settle, at sight, the balance of the DEBIT, augmented by the due interest and duly corrected in monetary terms, as a condition for the acquiring Party to acquire control, and in this event the balance of the DEBIT shall be considered to have matured early, without requirement for any advice or notice.

Paragraph Four: The Parties state and acknowledge that, between the Parties, the effects of this Amendment shall be backdated to govern the first half of 2005.

CLAUSE TEN: BUDGETARY ALLOCATION

The expenses arising from this Amendment shall be borne by general budget funding allocation 1911 28 843 002 7 886 0001 of the budget of the STATE currently in force, Law 15460 of January 15, 2005, and those of the subsequent business years by the budget allocations which are set in the respective budgets.

CLAUSE ELEVEN: TRANSITORY PROVISIONS RELATIVE TO THE DEDUCTIONS

In 2006, there shall be deducted from the respective Amounts Retained funds to be allocated for the subscription, by the STATE, of non-convertible debentures in CEMIG, the purpose of which is to finance construction of the Irapé hydroelectric plant, under Article 1 of State Law 13954 of July 20, 2001, plus an additional subscription of R$ 30,000,000.00 (thirty million Reais) in 2 (two) six-monthly Installments of R$ 15,000,000.00 (fifteen million Reais) each in the year of 2006, the addition of which shall depend on specific legislative authorization.

Sole paragraph: All the amounts, including principal and/or interest, payable to the STATE under the above-mentioned debentures shall, at the date of their respective maturity, redemption or payment be applied totally and automatically in the amortization of the balance of the DEBIT, in the form specified in Clause Three, Paragraph Two, Sub-clauses “a.1”, “a.2”, “a.3” and “a.4”, subject also to the provisions of Sub-Clause “b” of Clause Four.

CLAUSE TWELVE: IRREVOCABILITY

The present Amendment has been duly authorized and signed by the Parties, and constitutes a perfect legal transaction and is irrevocable. Any alteration to the CONTRACT, as amended by this Amendment, must obey the provisions of this instrument.

CLAUSE THIRTEEN: SUCCESSION AND ASSIGNMENT

The CONTRACT, as amended by this Amendment, signed and agreed irrevocably, shall bind the Parties and those who for any reason are their successors. None of the Parties may assign its rights or obligations under the CONTRACT, as amended by this Amendment, whether by means of stockholding reorganization, without the prior express consent of the other Party.

CLAUSE FOURTEEN: RATIFICATION

All the other clauses, items and conditions of the CONTRACT and/or its Amendments which have not been altered by the present Amendment, remain in full force and effect.

CLAUSE FIFTEEN – NOVATION

Omission or delay by any of the Parties in exercising any of their rights shall not imply waiver or novation, nor prejudice the future exercise of the same right.

Being agreed and contracted the Parties sign this present Amendment in 3 (three) copies of equal form and content, for a single legal effect, in the presence of the witnesses named below, who also sign.

Belo Horizonte,            , 2005

STATE OF MINAS GERAIS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

WITNESSES:

Name:	Name:

RG:	RG:

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby inform our stockholders that the Board of Directors, in a meeting held on 21 December 2005, decided to pay interest on equity in respect of the year 2005, in accordance with Section 9 of Law 9249/95 of 26 December 1995, which shall be taken into account and offset in the calculation of the obligatory dividend, in accordance with Clause 29, Paragraph 2 of the Bylaws, in the amount of R$157,000,000.00 (one hundred and fifty-seven million Reais), which corresponds to R$0,9686294208 per thousand shares. This amount will be paid in two equal parts, the first on or before 30 June 2006 and the second on or before 30 December 2006.

All stockholders whose names are on the company’s Nominal Share Register on 2 January 2006 will have the right to this payment, on which tax at 15% will be withheld at source of payment, other than for stockholders that are exempt from this withholding under current legislation.

The shares will trade with the exclusion of this benefit on 3 January 2006.

We remind stockholders of the importance of updating their registration information. This can be done by visiting any branch of Banco Itaú S.A. (the institution which administers Cemig’s system of registered nominal shares), taking their personal documents with them.

Belo Horizonte, 21 December 2005

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY - CNPJ 17.155.730/0001-64

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

POSTPONEMENT OF THE MEETING

We hereby inform stockholders of CEMIG that the Extraordinary General Meeting of Stockholders called for December 23, 2005 at 10 a.m. has been postponed to December 30, 2005, at 10 a.m., at the order of the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários), by its formal notice “Ofício/CVM/SEP/GEA-3/N°623/05”, of December 22, 2005. The meeting will take place at the same location, the Company’s head office, at Av. Barbacena, 1200, 18th Floor, in Belo Horizonte, Minas Gerais, and the agenda is unchanged – namely, homologation of the authorization by the Board of Directors for signing of the Fourth Amendment to the Contract for Assignment of the Outstanding Balance Receivable on the CRC (Results Compensation), Account, between Cemig and the State of Minas Gerais.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the company’s By-laws, by depositing, preferably by 28 December 2005, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the management office of the General Secretariat of the company at Av. Barbacena 1,200 – 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, December 22, 2005.

Wilson Nélio Brumer

Chairman of the Board of Directors

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY - CNPJ 17.155.730/0001-64

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders of Cemig are hereby called to an Extraordinary General Meeting, to be held on December 23, 2005 at 5 p.m. local time, at the company’s head office, Avenida Barbacena 1,200, 18th floor, Belo Horizonte, in the state of Minas Gerais, Brazil, to decide on the following changes to the company’s bylaws:

1. To amend the drafting of the sole sub-paragraph of Clause 1, in view of the fact that following the unbundling of the company’s activities the concessions for generation, transmission and distribution of electricity were transferred to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., so that the prior authorization by Aneel – the National Electricity Agency – for acquisitions of stockholdings by the company becomes unnecessary.

2. To include §§ 2, 3, 4, 5 and 6 in Article 11, the sole sub-paragraph becoming § 1, so as to make explicit in the Bylaws that it is obligatory for the managers of the company to obey the provisions of the Strategic Plan and the dividend policy therein stated, in such a way as to give it full effect; and also defining the content and periodicity of reviews of the Strategic Plan.

3. To change line “n” of Clause 17, to complement the present competencies of the Board of Directors.

4. To amend the drafting of the head paragraph and §§ 1, 2 and 3 of Clause 21, to improve its drafting so as to reflect the Strategic Plan in the current management of the company’s business.

5. To amend the drafting of lines “b”, “c” and “f” of § 4 of Article 21, to redefine the competencies of the Board of Executive Directors.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the company’s By-laws, by depositing, preferably by December 21, 2005, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the management office of the General Secretariat of Cemig at Av. Barbacena 1,200 – 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, December 22, 2005.

Wilson Nélio Brumer

Chairman of the Board of Directors

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby inform our stockholders that the Board of Directors, in a meeting held on 21 December 2005, decided to pay interest on equity in respect of the year 2005, in accordance with Section 9 of Law 9249/95 of 26 December 1995, which shall be taken into account and offset in the calculation of the obligatory dividend, in accordance with Clause 29, Paragraph 2 of the Bylaws, in the amount of R$157,000,000.00 (one hundred and fifty-seven million Reais), which corresponds to R$0,9686294208 per thousand shares.  This amount will be paid in two equal parts, the first on or before 30 June 2006 and the second on or before 30 December 2006.

All stockholders whose names are on the company’s Nominal Share Register on 2 January 2006 will have the right to this payment, on which tax at 15% will be withheld at source of payment, other than for stockholders that are exempt from this withholding under current legislation.

The shares will trade with the exclusion of this benefit on 3 January 2006.

We remind stockholders of the importance of updating their registration information.  This can be done by visiting any branch of Banco Itaú S.A. (the institution which administers Cemig’s system of registered nominal shares), taking their personal documents with them.

Belo Horizonte, 21 December 2005

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company – CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a company operating public service concessions and listed on the stock exchanges of São Paulo, New York and Madrid, in accordance with its commitment to implement best corporate governance practices, and in accordance with CVM Instructions 358 of 3 January 2002 and 359 of 22 January 2002, hereby informs its stockholders and the public that, by order of the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários) the Extraordinary General Meetings of Stockholders that were to be held on December 23, 2005 will now be held on December 30, 2005, at 10 a.m. and 5 p.m., respectively. The agendas of both meetings are unchanged from the previous announcement published.

Belo Horizonte, December 22, 2005

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby advise our stockholders that the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários) has ordered that the Extraordinary General Meetings of Stockholders which were to be held on December 23, 2005 at 10 a.m. and at 5 p.m., at the Company’s head office, at Av. Barbacena 1200, 18th Floor, in Belo Horizonte, Minas Gerais, Brazil, be postponed to December 30, 2005 at the same times and locations.

The decision of the Board of Directors of December 7, 2005, to distribute extraordinary dividends in the amount of R$ 897,000,000.00 (eight hundred and ninety seven million Reais), corresponding to R$ 5.534143888 per thousand shares, is unchanged.

Stockholders whose names are in the company’s Nominal Share Register on January 2, 2006 will have the right to the said benefit, for the purposes referred to in Article 205 of Law 6404/76.

The shares will be traded ex-dividend on January 3, 2006.

We would like to make clear that the actual payment will take place on January 12, 2006 and continues to be conditional upon homologation by the Extraordinary General Meeting of Stockholders, to be held on December 30, 2005 at 10 a.m., of the Fourth Amendment to the Contract for Assignment of the Outstanding Balance on the CRC (Results Compensation Account) between Cemig and the State of Minas Gerais, as well as to the agreement of the State of Minas Gerais to the assignment, by Cemig, to the Receivables Investment Fund (FIDC) being structured by Banco ITAU BBA (“the Fund”), of the credits made up of the installments owed by the State of Minas Gerais under the CRC Contract

The Extraordinary General Meeting to be held on December 30, 2005 at 5 p.m. will decide on proposed changes to the company’s Bylaws.

We remind stockholders of the importance of updating their registration information. This can be done by visiting any branch of Banco Itaú S/A. (the institution which administers Cemig’s system of registered and nominal shares), taking their personal documents with them.

Belo Horizonte, December 23, 2005

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 360th meeting of the Administrative Board.

Date, time and place: started on September 29, 2005, at 10:30 a.m., and restarted on October 3, 2005, at 3:00 p.m., at the main corporate office, at Av. Barbacena, 1200, 18th floor, in Belo Horizonte-MG.

Table: President: Wilson Nélio Brumer / Secretary: Anamaria Pugedo Frade Barros.

Summary of the events: I- The board approved: a) revision of the budget proposal for 2005; and b) the minutes of this meeting. II- The board authorized: a) publication of the following revised agreed conditions for the first series of the first issue of simple debentures for the Energy Company of Minas Gerais: Second period of validity of the remuneration: from November 1, 2005, to November 1, 2009; Updating of the nominal value and remunerative interest: interest corresponding to 100% of the accumulated variation in the average daily rates for the DI (interfinancial deposits) for one day, extra group (DI rates), calculated and published by CETIP (Custody and Settlement Chamber), and capitalized with a spread of 1.2% per annum, based on two hundred and fifty-two working days, incident on the balance of the nominal value of the debenture for each capitalization period; and, due dates for the remunerative interest: this will be paid to the debenture holders annually, on November 1 in the years 2006, 2007, 2008 and 2009; b) formalizing of the third addition to the private deeds for the first public issue of simple debentures, divided into two series, in kind without guarantee or preference from CEMIG, for taking into account the revised agreed conditions; c) the advancing of support for a future increase in capital (AFAC) amounting to one hundred and twenty thousand two hundred and ninety-eight reais, in Cemig Trading S.A., for a future increase in this company’s capital, so as to cover the costs of issuing a legal opinion, rental, legal publications, contribution fee to the Electrical Energy Commercialization Chamber (CCEE), contribution to the Brazilian Association of Electrical Energy Commercialization Agents (ABRACEEL) and other expenditures, and the Ordinary General Assembly of CEMIG to be held in 2006 should give an opinion regarding this matter, at the time when it decides on the destinations for the profits from the Energy Company of Minas Gerais; d) the rescheduling of the debt, by means of formalizing a statement of agreement and recognition of debts (TARD), with Minasfer S.A., in substitution for the agreement signed in 1998, in the records of Case No. 024.93.074.229-1; e) the formalization of a statement of commitment with White Martins Gases Industriais Ltda., with the objective of establishing a commitment to jointly present a linked proposal to Banco Santander for purchasing one hundred percent of the shares in Gás Brasiliano Distribuidora S.A. (GBD); and to substantially establish the relationship between the parties, should they be declared the winners in the process for acquiring all the shares in GBD, in conformity with the draft shareholders’ agreement appearing in Annex I of the said statement; and, f) that CEMIG should present to Banco Santander a linked proposal for purchasing, together with White

Martins Gases Industriais Ltda., one hundred percent of the shares in Gás Brasiliano Distribuidora S.A. (GBD), the holder of a piped gas distribution concession in the northwest of the State of São Paulo. III- The board re-ratified CRCA-041/2005, altering the period of annual remunerated leave for the Director of Company Administration, from September 12-16, 2005, to November 21-25. IV- The matter relating to authorization for paying interest to shareholders on their own capital (JCP), to be compensated with the minimum obligatory dividend, amounting to R$ 146 million, was removed from the agenda. V- A technical note dated September 27, 2005, was distributed, containing complementary information about the participation of CEMIG in ANEEL auction 001/2005. VI- The board members Andréa Paula Fernandes Pansa, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa voted against the matter relating to the revised debt agreement with Minasfer S.A. VII- The president; the vice-president, the board members Andréa Paula Fernandes Pansa, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil; José Augusto Pimentel Pessôa and Maria Estela Kubitschek Lopes; the directors Celso Ferreira and Flávio Decat de Moura; the superintendent Pedro Carlos Hosken Vieira; the advisor Márcio Maia Ribeiro and the advisor João Batista Zolini Carneiro made comments regarding general matters and business of interest to the company. Present were: board members Wilson Nélio Brumer, Djalma Bastos de Morais, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Eduardo Lery Vieira, Francisco Sales Dias Horta, Antônio Renato do Nascimento, Evandro Veiga Negrão de Lima, Fernando Lage de Melo and Luiz Henrique de Castro Carvalho; Celso Ferreira, Elmar de Oliveira Santana, Flávio Decat de Moura, Heleni de Mello Fonseca and José Maria de Macedo, directors; and, Itamaury Teles de Oliveira, supervisory board member; Pedro Carlos Hosken Vieira, superintendent; Márcio Maia Ribeiro, advisor; João Batista Zolini Carneiro, advisor; and, Anamaria Pugedo Frade Barros, secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 361st meeting of the Administrative Board.

Date, time and place: October 21, 2005, at 12:00 noon, at the main corporate offices, at Av. Barbacena, 1200, 18th floor, in Belo Horizonte-MG.

Table: president: Wilson Nélio Brumer / secretary: Anamaria Pugedo Frade Barros.

Summary of the events: I- The board approved the minutes of this meeting. II- The board authorized the opening of an administrative process for dispensing with tendering, for direct hiring of Banco Itaú BBA S.A. to provide financial advisory, technical, environmental, legal, accounting and actuarial services, with the objective of aiding CEMIG in the process of asset evaluation, for the purpose of a possible acquisition. The presentation of an acquisition proposal will be submitted for approval by the executive directorate and the administrative board. III- The vice-president and the board members Andréa Paula Fernandes Pansa, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa made comments on general matters and business of interest to the company. Present were: board members Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Nilo Barroso Neto and Luiz Henrique de Castro Carvalho; and, Anamaria Pugedo Frade Barros, secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 363rd meeting of the Administrative Board.

Date, time and place: November 7, 2005, at 4:00 p.m., at the main corporate offices, at Av. Barbacena, 1200, 18th floor, in Belo Horizonte-MG.

Table: president: Wilson Nélio Brumer / secretary: Anamaria Pugedo Frade Barros.

Summary of the events: I- The board approved the minutes of this meeting. II- The board authorized the presentation to Banco Santander of a new linked proposal, jointly with White Martins Gases Industriais Ltda., for purchasing one hundred percent of the shares of Gás Brasiliano Distribuidora S.A. (GBD), with alteration of its value and no alteration in the other conditions of the linked proposal presented to Banco Santander on October 3, 2005, in conformity with CRCA-055/2005. III- The vice-president; the board members Andréa Paula Fernandes Pansa, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa; and, the director Flávio Decat de Moura made comments on general matters and business of interest to the company. Present were: board members Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Antônio Adriano Silva, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes and Nilo Barroso Neto; Flávio Decat de Moura, director; and, Anamaria Pugedo Frade Barros, secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company – CNPJ 17.155.730/0001-64

Meeting of the Board of Directors

December 29, 2005, at 2:30 p.m.

The Board of Directors decided to authorize::

1.               Cemig to make an advance to Transleste (Companhia Transleste de Transmissão) against future capital increase, in the additional amount of R$ 2,392,250.00, for complete implementation of the Irapé-Montes Claros transmission line and related facilities – this amount to be submitted to the Annual General Meeting of Stockholders of Cemig to be held in 2006; and

2.               the representatives of Cemig on the corporate bodies of Transleste to approve the increase of the authorized registered capital of Transleste from the present R$ 40 million to R$ 50 million.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company – CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a company operating public service concessions and listed on the stock exchanges of São Paulo, New York and Madrid, in accordance with its commitment to implement best corporate governance practices, and in accordance with CVM Instructions 358 of 3 January 2002 and 359 of 22 January 2002, hereby informs its stockholders and the public that the Extraordinary General Meetings of Stockholders held on December 23rd , 2005 at 10 a.m. and at 5 p.m., by proposal of the representative of the stockholder Estado de Minas Gerais, with the agreement of the remaining stockholders, had its works suspended due to the need to analyze suggestions presented by minority stockholders. We inform that the works of the aforementioned Meetings will be resumed on January, 5th, 2006, at 3 p.m. and at 3:30 p.m. respectively at the same place.

Belo Horizonte, December 30, 2005

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby advise our stockholders that the Extraordinary General Meetings of Stockholders held on December 23rd , 2005 at 10 a.m. and at 5 p.m., by proposal of the representative of the stockholder Estado de Minas Gerais, with the agreement of the remaining stockholders, had its works suspended due to the need to analyze suggestions presented by minority stockholders. We inform that the works of the aforementioned Meetings will be resumed on January, 5th, 2006, at 3 p.m. and at 3:30 p.m. respectively at the same place.

The decision of the Board of Directors of December 7, 2005, to distribute extraordinary dividends in the amount of R$ 897,000,000.00 (eight hundred and ninety seven million Reais), corresponding to R$ 5.534143888 per thousand shares, is unchanged.

Stockholders whose names are in the company’s Nominal Share Register on January 9th , 2006 will have the right to the said benefit, for the purposes referred to in Article 205 of Law 6404/76.

The shares will be traded ex-dividend on January 10th , 2006.

We would like to make clear that the actual payment will take place on January 20th , 2006 and continues to be conditional upon homologation by the Extraordinary General Meeting of Stockholders, to be held on January 5th , 2006 at 10 a.m., of the Fourth Amendment to the Contract for Assignment of the Outstanding Balance on the CRC (Results Compensation Account) between Cemig and the State of Minas Gerais, as well as to the agreement of the State of Minas Gerais to the assignment, by Cemig, to the Receivables Investment Fund (FIDC) being structured by Banco ITAU BBA (“the Fund”), of the credits made up of the installments owed by the State of Minas Gerais under the CRC Contract

The Extraordinary General Meeting to be held on January 5th , 2006 at 5 p.m. will decide on proposed changes to the company’s Bylaws.

We remind stockholders of the importance of updating their registration information. This can be done by visiting any branch of Banco Itaú S/A. (the institution which administers Cemig’s system of registered and nominal shares), taking their personal documents with them.

Belo Horizonte, December 30th , 2005

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 356th meeting of the Administrative Board.

Date, time and place: July 5, 2005, at 10:00 a.m., in the main corporate offices, at Av. Barbacena, 1200, 18th floor, in Belo Horizonte-MG.

Table: president: Wilson Nélio Brumer / secretary: Ary Ferreira Filho.

Summary of the events: I- The Board approved the minutes of this meeting. II- The Board authorized the participation of CEMIG in the project to install and utilize the Charrua–Nueva Temuco 220 kV double-circuit transmission line, in Chile, as provided for in the Auction Announcement published on March 14, 2005, by the Economic Load Forwarding Center of the Central Interconnected System (CDEC-SIC), in association with the Technical Electrical Engineering Company (ALUSA), and also the setting up of a Specific Purpose Company, in which CEMIG has a 49% interest and ALUSA 51%, thereby ratifying the agreements entered into, and other acts undertaken by CEMIG under the terms of the said tendering. For the year 2006, there shall be budget provision with a view to covering the backing for a future increase in the company’s capital. The said backing should be submitted to the next AGO of CEMIG. III- The board members Carlos Augusto Leite Brandão, Andréa Paula Fernandes, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Andréa Leandro Silva voted against the proposal relating to the participation by CEMIG in the project to install and utilize the Charrua–Nueva Temuco transmission line, in Chile, and the respective setting up of a Specific Purpose Company in association with the Technical Electrical Engineering Company (ALUSA). IV- The vice-president; the board members Andréa Paula Fernandes, Andréa Leandro Silva, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa; the directors Celso Ferreira and Flávio Decat de Moura; and representatives of UNIBANCO made comments on general matters and business of interest to the company. Present were: board members Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Nilo Barroso Neto, Andréa Leandro Silva, Luiz Henrique de Castro Carvalho and Francisco Sales Dias Horta; Celso Ferreira and Flávio Decat de Moura, Directors; representatives of UNIBANCO; and, Ary Ferreira Filho, secretary.

Ary Ferreira Filho

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 354th meeting of the Administrative Board.

Date, time and place: June 2, 2005, at 10:00 a.m., at the main corporate offices, at Av. Barbacena, 1200, 18th floor, in Belo Horizonte-MG.

Table: president: Djalma Bastos de Morais / secretary: Ary Ferreira Filho.

Summary of the events: I- The Board approved: a) the subcontracting of Deloitte Touche Tohmatsu by Banco Modal S.A., to provide professional accounting and tax procedure review services relating to financial statements of companies in the Shahin Group, for the financial year 2004, since there is no commitment of independence or conflict of interest in performing the said work; and, b) the minutes of this meeting. II- The Board authorized: a) the contracting of a loan with one or more banks within the syndicate of banks formed by Banco do Brasil S.A., Banco Bradesco S.A., Banco Itaú BBA S.A. and Unibanco-União de Bancos Brasileiros S.A., through individual contracts, with the purpose of rescheduling debt that is due in June 2005; b) the granting by CEMIG of a corporate guarantee by means of a surety or bond amounting to up to 150% of the principal, on all the contracts to be signed with the syndicate of banks formed by Banco do Brasil S.A., Banco Bradesco S.A., Banco Itaú BBA S.A. and Unibanco-União de Bancos Brasileiros S.A., and with Banco ABN Amro Real S.A., to be authorized by the Administrative Boards of Cemig GT and Cemig D, on June 2, 2005; c) the bringing to court, by June 8, 2005, of a legal action with the aim of fully recovering undue tax relating to sums paid by way of PIS/PASEP and COFINS, on other revenues during the period when Law No. 9718/1998 was in force, by means of the hiring of a law firm with renowned specialization in Tax Law, since tendering is not required for such; and, d) the granting of a corporate guarantee by means of a surety or bond amounting to 100% of the principal, in all contracts to be signed with the syndicate of banks formed by Banco Votorantim S.A. and by Banco Santander Brasil S.A., to be authorized by the Administrative Boards of Cemig GT and Cemig D, on June 2, 2005. III- The president; the board members Andréa Paula Fernandes, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa; the board member and also director Francisco Sales Dias Horta; and the director Flávio Decat de Moura made comments on general matters and business of interest to the company. Present were: board members Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Fernando Lage de Melo and Francisco Sales Dias Horta; Flávio Decat de Moura, director; and, Ary Ferreira Filho, secretary.

Ary Ferreira Filho

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CALENDAR OF CORPORATE EVENTS - 2005

Information About the Company

Name:	Companhia Energética de Minas Gerais – CEMIG
Head office address:	Av. Barbacena, 1200 – Bairro Santo Agostinho 30161-970- Belo Horizonte – MG, Brazil
Web address	www.cemig.com.br
Finance, Participations and Investor Relations Director	Name: Flávio Decat de Moura E-mail: flaviodecat@cemig.com.br Telephone: 55-31-3299-4903 Fax: 55-31-3299-3832
Newspapers and other publications where corporate acts are published	Minas Gerais – in Belo Horizonte/MG O Tempo – in Belo Horizonte/MG Gazeta Mercantil – in São Paulo/SP

Annual Balance Sheets and Consolidated Balance Sheets for year ending on 12/31/2004.

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/10/2005
Availability to shareholders	03/10/2005
Publication	04/10/2005

Standard Balance Sheets for year ending on 12/31/2004

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/10/2005

Annual Information for year ending on 12/31/2004

Event	Date
Submission to the São Paulo Stock Exchange	05/29/2005

Quarterly Information

Event	Date
Submission to the São Paulo Stock Exchange
—> for First Quarter	05/13/2005
—> for Second Quarter	07/29/2005
—> for Third Quarter	11/01/2005

Annual General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of AGM to the São Paulo Stock Exchange together with the Administration Proposal.	04/13/2005
Publication of the Public Announcement of AGM	04/13/2005
Annual General Shareholders’ Meeting date	04/29/2005
Submission of the primary decisions of the AGM to the São Paulo Stock Exchange	04/29/2005
Submission of the minutes of the AGM to the São Paulo Stock Exchange	05/09/2005

Extraordinary General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal.	02/02/2005
Publication of the Public Announcement of EGS	02/03/2005
General Shareholders’ Meeting date	02/18/2005
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	02/18/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/28/2005

Extraordinary General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal.	07/13/2005
Publication of the Public Announcement of EGS	07/14/2005
General Shareholders’ Meeting date	07/29/2005
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	07/29/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	08/08/2005

Extraordinary General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal.	12/07/2005
Publication of the Public Announcement of EGS	12/08/2005
General Shareholders’ Meeting date	12/23/2005 – 10:00 a.m.
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	12/23/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	12/30/2005

Extraordinary General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal.	12/07/2005
Publication of the Public Announcement of EGS	12/08/2005
General Shareholders’ Meeting date	12/23/2005 – 05:00 p.mm
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	12/23/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	12/30/2005

Public Meeting with Analysts

Event	Dates/Locations
Presentation of Results 2004	03/11/2005	CEMIG
Public meeting with analysts, open to other interested parties.	03/15/2005 08:00 a.m.	APIMEC, Belo Horizonte – MG
Public meeting with analysts, open to other interested parties.	03/15/2005 04:00 p.m.	APIMEC, São Paulo – SP
Public meeting with analysts, open to other interested parties.	03/16/2005 05:00 p.m.	APIMEC, Rio de Janeiro – RJ
Public meeting with analysts, open to other interested parties.	03/17/2005 08:30 a.m.	ABAMEC, Rio de Janeiro – RJ
Public meeting with analysts, open to other interested parties.	03/18/2005 08:00 a.m.	APIMEC, Brasília – DF
Public meeting with analysts, open to other interested parties.	03/22/2005 08:30 a.m.	APIMEC, Florianópolis – SC
Public meeting with analysts, open to other interested parties.	03/22/2005 05:00 p.m.	APIMEC, Porto Alegre – RS
Public meeting with analysts, open to other interested parties.	03/31/2005 06:00 p.m.	APIMEC, Fortaleza – CE
X Public Meeting with analysts – APIMEC	May 12th, 2005 at May 14th, 2005	Belo Horizonte – MG visit to the Capim Branco Power Plant
Public meeting with analysts, open to other interested parties.	04/08/2005 06:00 p.m.	APIMEC, Belo Horizonte – MG
Public meeting with analysts, open to other interested parties.	09/08/2005 06:00 p.m.	APIMEC, Brasília – DF
Public meeting with analysts, open to other interested parties.	10/08/2005 06:00 p.m.	APIMEC, Porto Alegre – RS
Public meeting with analysts, open to other interested parties.	11/08/2005 06:00 p.m.	APIMEC, Rio de Janeiro - RJ -
Public meeting with analysts, open to other interested parties.	12/08/2005 06:30 p.m.	ABAMEC, Rio de Janeiro- RJ
Public meeting with analysts, open to other interested parties.	19/08/2005 08:00 a.m.	APIMEC, São Paulo – SP
Public meeting with analysts, open to other interested parties.	23/08/2005 Recife – PE – 08:00 a.m. Fortaleza – CE - 06:00 p.m.	APIMEC – NE
Public meeting with analysts, open to other interested parties.	21/09/2005 07:00 p.m.	APIMEC, Florianópolis - SC

Meeting of the Board of Directors

Subject	Date
348(a) Board of Directors Meeting date	02/02/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/02/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/09/2005

Decisions:
1)

To authorize the signature of amendments to the consortium constitution contracts of the Aimorés, Funil, Porto Estrela, Queimado and Igarapava hydroelectric power plants, assigning Cemig’s rights and obligations in relation to them to Cemig Geração e Transmissão S.A.

2)	To submit to the Extraordinary General Meeting of Stockholders to be held on 18 February 2005 the following proposal:

a)

To ratify the transfer, from Cemig to the wholly-owned subsidiary Cemig Geração e Transmissão S.A., of the debt relating to the two issues of debentures subscribed by the State of Minas Gerais, the proceeds of which were invested in the construction of the Irapé Hydroelectric power plant.

b)

To ratify maintenance of the counter-guarantee offered by the State of Minas Gerais to the Federal Government of Brazil for the debt contracted by Cemig and payable to KfW and the Inter-American Development Bank and for the debt arising from the restructuring of the foreign debt which gave rise to the Contract for Acknowledgment and Consolidation of Debt signed under Resolution 98/1992, of the Brazilian Senate, transferred to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A and Cemig Distribuição S.A.

c)

To ratify the approval of the transfers which are the subject of the Extraordinary General Meeting held on 30 December 2004, the individual amounts of which are greater than or equal to 20 (twenty) times the minimum limit established by the bylaws for authorization by the Board of Directors of Cemig.

3)	To grant annual leave to the Chief Energy Generation and Transmission Officer.

4)	To grant annual leave to the Chief Planning, Projects and Construction Officer.

5)	To authorize closure of the Operational Agreement for the Guilman-Amorim hydroelectric power plant.

6)	To authorize signing of the Electricity Sale Chamber (CCEE) Arbitration Convention.

Meeting of the Board of Directors

Subject	Date
349(a) Board of Directors Meeting date	03/07/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/07/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/28/2005

Decisions:
1)	Report of Management and Financial Statements for the business year of 2004.

2)	Proposal of the Board of Directors to the Annual General Meeting to be held on or before 30 April 2005.

3)	Construction of the Irapé – Montes Claros low voltage transmission line.

4)	Advances against future capital increases to the companies Usina Termelétrica Barreiro S.A. (Barreiro Thermo-electric generation plant) and CEMIG PCH S.A. (Cemig Small Hydroelectric Plants).

5)	Contracting with Deloitte Touche Thomatsu for the services of auditing of accounts of the Irapé Construction Consortium (re-ratification of the respective CRCA).

6)	Signature of Agreement and Amendment relating to the Contract to build the Pai Joaquim PCH (Small Hydroelectric Plant).

7)	Construction of the Irapé-Araçuaí low voltage transmission line.

Meeting of the Board of Directors

Subject	Date
350(a) Board of Directors Meeting date	03/30/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/30/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/23/2005

Decisions:
1)	Advance against future capital increase of the Usina Termelétrica Barreiro S.A

2)	Internal staff reassignment agreement between CEMIG/Rosal Energia S.A./Gasmig/Efficientia S.A.

Meeting of the Board of Directors

Subject	Date
351(a) Board of Directors Meeting date	04/15/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/15/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/23/2005

Decisions:
1)	To grant annual paid leave to the Chief Distribution and Sales Officer.

2)	To sign amendments to electricity distribution concession contracts Nºs. 002, 003, 004 and 005/05.

3)	To give guarantees in loan contracts entered into by Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. with Banco do Brasil S.A. for refinancing of debt.

4)	To give guarantees in loan contracts entered into by Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. with the banks Credit Suisse First Boston and BNP Paribas for refinancing of debt.

Meeting of the Board of Directors

Subject	Date
352(a) Board of Directors Meeting date	04/20/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/20/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/23/2005

Decisions:

Proposal for acquisition of holdings in transmission companies

Meeting of the Board of Directors

Subject	Date
353(a) Board of Directors Meeting date	05/19/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	05/19/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/23/2005

Decisions:
1)	Operational agreement for assignment of personnel between Cemig, Gasmig and Rosal Energia S.A.

2)	Cancellation of PRCAs (proposals by the Board of Directors).

3)	Early settlement of the contract with UHESC S.A. for purchase and sale of shares in UHE Sá Carvalho S.A.

4)	Concession of annual remunerated leave to the Chief Energy Distribution and Sales Officer: Cancellation of PRCA.

5)	Signature of Commitment Undertaking with Cia. de Saneamento de Minas Gerais – Copasa.

Meeting of the Board of Directors

Subject	Date
354(a) Board of Directors Meeting date	06/02/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	06/02/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	01/04/2006

Decisions:
1)	Refinancing of the debt of the company and its subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. becoming due in the period June through December 2005.

2)

Authorization to file suit for recovery of undue taxation (PIS, Pasep and Cofins), and contracting – the matter being exempt from the requirement for tender proceedings – of a law firm specialized in tax law.

3)	Guarantee in the contracting of the loan for refinancing of the debt.

4)	Subcontracting of the services of the Independent Auditors for accounting and tax review of the companies of the Shahin Group.

Meeting of the Board of Directors

Subject	Date
355(a) Board of Directors Meeting date	06/29/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	06/29/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/29/2005

Decisions:
1)	Signature of a Deed of Undertaking with the Minas Gerais Forests Institute (IEF/MG) and the Municipality of Grão Mogol.

2)	Advance against future capital increase in Usina Termelétrica Barreiro S.A.

3)	Creation of a Public Interest Civil Organization (OSCIP).

4)	Payment of Interest on Equity.

5)	Signature of a Technical-Scientific Cooperation Agreement for the development of the “Minas Gerais Prize for Conservation and Rational Use of Energy”.

6)	Granting of annual paid leave to the Chief Corporate Management Officer.

7)	Granting of annual paid leave to the Executive Vice-Chairman.

8)	Granting of annual paid leave to the Chief Financial and Investor Relations Officer.

9)	Granting of annual paid leave to the Chief Planning, Projects and Construction Officer / Re-ratification of CRCA.

10)

Unbundling: Approval of the Valuation Opinions that give valuations of the goods, rights and obligations of the Generation, Transmission and Distribution assets of Cemig; approval of the transfer of these goods, rights and obligations to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.; and approval of increases in the registered capital, and changes in the Bylaws, of Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

Meeting of the Board of Directors

Subject	Date
356(a) Board of Directors Meeting date	07/05/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	07/05/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	01/04/2006

Decisions:

Approved participation by the company in the project for the construction and commercial operation of the 220kV, 200-km, double-circuit Charrua - Nueva Temuco transmission line, in Chile, and the constitution of a special purpose company, in association with Companhia Técnica de Engenharia Alusa.

Meeting of the Board of Directors

Subject	Date
357(a) Board of Directors Meeting date	08/03/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	08/03/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/20/2005

Decisions:
1)	The granting of an annual leave of absence was authorized for the Executive President, for the period from September 8 to 16, 2005.

2)

The initiation of an administrative process for a Public Tender, and the hiring of conventional telephony services in the cities of Belo Horizonte, Contagem, Sete Lagoas, Itabira, Montes Claros, Januária, Juiz de Fora, Governador Valadares, João Monlevade, Caratinga, Três Corações, Pouso Alegre, Patos de Minas, Uberlândia, Uberaba, Juatuba and Santa Vitória, was authorized.

3)

The signing of the term of assumption of the debt between CEMIG, CEMIG GT, CEMIG D and FORLUZ, with a view to regulating the sharing of the debt relating to the adjustment of reserves to be amortized of the Benefit and Settled plans among the sponsoring parties, was authorized.

4)	The Health Assistance Program for the Members of the Executive Committee was approved.

5)

The signing of the First Amendment to the Electric Energy Generation Concession Contract with the Federal Government, with a view to regulating the extension of the term of concession for the Igarapé Thermo-electric Plant, was ratified.

Meeting of the Board of Directors

Subject	Date
358(a) Board of Directors Meeting date	08/25/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	08/25/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/29/2005

Decisions:

Cemig informs that there was no deliberation on the meeting of our Board of Directors.

Meeting of the Board of Directors

Subject	Date
359(a) Board of Directors Meeting date	09/05/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	09/19/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/29/2005

Decisions:

Authorization of the procedures necessary for presentation of the documentation for prequalification of Cemig in Auction 001/2005, for grant of a concession to provide public electricity transmission service, including the construction, operation and maintenance of the transmission facilities of the basic grid network, as specified in the Invitation to Bid published on August 15, 2005.

Meeting of the Board of Directors

Subject	Date
360(a) Board of Directors Meeting date	09/29/2005 up to 10/03/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	10/03/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/16/2005

Decisions:
1)	Approval of the revised Budget Proposal for 2005.

2)

Authorization for publication of the terms for renegotiation of the first series of Cemig’s first issue of non-convertible debentures and for the signature of the amendment to the private deed of public issuance of debentures.

3)	Authorization for advance against future capital increase in Cemig Trading S.A., in the amount of R$120,298.00.

4)

Authorization for signature of a letter of commitment with White Martins Gazes Industriais to establish the commitment to present, jointly, to Banco Santander a binding proposal for acquisition of the company Gás Brasiliano Distribuidora S.A. and to establish substantially the relationship between the parties, in the event that they are declared joint winners of the acquisition bid; and authorization to present the above-mentioned binding proposal to Banco Santander.

5)	Authorization for renegotiation of the debt agreement with Minasfer S.A.

6)	Authorization for alteration of the period of vacations of the Chief Corporate Management Officer.

Meeting of the Board of Directors

Subject	Date
361(a) Board of Directors Meeting date	10/21/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	10/21/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/16/2005

Decisions:

The Board authorized direct contracting with Banco Itaú BBA of the financial, technical, environmental, legal, accounting and actuarial advisory services to assist in the process of valuation of the assets of Light Serviços de Eletricidade S.A. and the thermal electricity generation plant Norte Fluminense S.A.

Meeting of the Board of Directors

Subject	Date
362(a) Board of Directors Meeting date	10/27/2005 up to 10/31/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	10/27/2005 (part)
Submission of the minutes of the EGS to the São Paulo Stock Exchange	01/16/2006

Decisions:
1)	Payment of Interest on Equity;

2)	Contracting for the use of corporate credit card services. (Same for Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.);

3)

Contracting of services to supply temporary labor to meet needs for transitory substitution of employees or non-routine peaks in workload. (Same for Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.);

4)	License Charge for Use or Occupation of Land Areas under Highway Control (TDFR) / Collection of this charge by the State of Minas Gerais / Filing of legal action, if not approved by ANEEL;

5)	Binding proposal for acquisition of positions held by Schahin Engenharia Ltda. in transmission companies;

6)

Direct contracting with Banco Itaú BBA of the financial, technical, environmental, legal, accounting and actuarial advisory services to assist in the process of valuation of the assets of Light Serviços de Eletricidade S.A. and the thermal electricity generation plant Norte Fluminense S.A.;

7)	Contracting of D&O (Directors’ and Officers’ Liability) insurance.

Meeting of the Board of Directors

Subject	Date
363(a) Board of Directors Meeting date	11/07/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	11/07/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/30/2005

Decisions:

Authorize the company to present to Banco Santander a new binding proposal for the purchase by Cemig, together with White Martins Gases Industriais Ltda., of 100% of the shares of Gás Brasiliano Distribuidora S.A. – GBD.

Meeting of the Board of Directors

Subject	Date
364(a) Board of Directors Meeting date	11/10/2005 up to 11/16/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	11/16/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/30/2005

Decisions:
1)

To grant annual paid leave to the Chief Executive Officer (from December 9 to 29, 2005), to the Chief Corporate Management Officer (from December 19, 2005 to January 7, 2006), to the Chief Financial and Investor Relations Officer (from November 16 to 30, 2005) and to the Chief Energy Generation and Transmission Officer (from January 30 to February 10, 2006).

2)

To authorize presentation to Goldman, Sachs & Co., of a preliminary and non-binding proposal for the acquisition of up to 100% of the stockholdings held by EDF International S.A. in the companies Light Serviços de Eletricidade S.A. and UTE Norte Fluminense S.A.

3)

To authorize signature of a memorandum of understanding in relation to partnerships for the acquisition of the stockholding position held by EDF International S.A. in Light Serviços de Eletricidade S.A.

Meeting of the Board of Directors

Subject	Date
365(a) Board of Directors Meeting date	12/07/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	12/07/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	12/30/2005

Decisions:
1.	To authorize the constitution of the Special Purpose Company Rio Minas Energia S.A.

2.

To authorize the contracting of Banco ItaúBBA, through a single contractual instrument, for the development of an economic, financial, legal, stockholding and tax solution for the question of the tax impacts suffered by Cemig as a result of the long-term receivables held by the company payable by the Government of the State of Minas Gerais arising from the Contract for Assignment of Credits of the CRC (Results Compensation) Account and its amendments, and also for the services of co-ordination of the structuring of a Receivable Credit Rights Investment Fund (FIDC), to hold the CRC credits, and the placement, on the firm guarantee basis, of its senior units in the market, with co-obligation by Cemig up to the amount sufficient to ensure the entire payment of the fund’s expenses and charges and amortization and redemption of the senior units.

3.

To approve the issuance of Promissory Notes by Companhia Energética de Minas Gerais - Cemig for placement and public distribution in the local capital market; and authorization to the Executive Board to take all the necessary measures for putting this decision into effect.

4.

To authorize: a) signature of the Fourth Amendment to the Contract for Concession of the Outstanding Balance of the CRC (Results Compensation) Account, between Cemig and the State of Minas Gerais; and, b) assignment by Cemig to the Credit Rights Investments Fund (FIDC) which is being structured by Banco ItaúBBA, of the credit made up of the installments owed by the State of Minas Gerais, under the Contract to Assign the Outstanding Balance on the CRC (Results Compensation) Account.

5.	To declare extraordinary dividends in the amount of R$897 million.

6.

To submit to the Extraordinary General Meeting of Stockholders a proposal for homologation of the decision by the Board of Directors of the authorization for signing of the Fourth Amendment to the Contract for Assignment of the Outstanding Balance on the CRC (Results Compensation) Account, between Cemig and the State of Minas Gerais; change in the Bylaws.

7.	To submit changes in the Bylaws to the Extraordinary General Meeting of Stockholders.

The meeting also scheduled the timetable of meetings of the Board of Directors for the year of 2006.

Meeting of the Board of Directors

Subject	Date
367(a) Board of Directors Meeting date	12/15/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	12/15/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	12/30/2005

Decisions:
1)	To withdraw the 2006 Budget Proposal from the agenda.

2)

To authorize the hiring of offices to render legal services in the areas of labor law, debit collection and reimbursement of consumers, qualification of credits in cases of bankruptcy and judicial restructuring, power cuts, maintenance of possession and repossession of property, and special civil and criminal courts.

3)	To approve a private issue of simple debentures for subscription by the State of Minas Gerais.

4)

To withdraw from the agenda the proposal referring to the assignment of credit rights related to the CRC (Results to be Compensated Account) and to the subscription of subordinated shares in a fund investing in credit rights.

5)

To approve the Project “CEMIG-SOX – Internal Control Certification in compliance with the Sarbanes-Oxley Law”, and to authorize the initiation of an administrative process for the waiver of a public tender and also the direct hiring of Deloitte Touche Tohmatsu and SAP do Brasil Ltda., for the rendering of consulting services for the implementation of the necessary solutions in order to make this Project feasible.

Meeting of the Board of Directors

Subject	Date
368(a) Board of Directors Meeting date	12/21/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	12/21/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	12/30/2005

Decisions:
1)	Budget Proposal for 2006.

2)	Advance for future capital increase in the Rio Minas Energia S.A.

3)	Memorandum of Understanding / Shareholder Control singing for the Companhia de Transmissão de Energia Elétrica Paulista-CTEEP.

4)	Memorandum of Understanding / Shareholder Control singing for the UTE Norte Fluminense S.A.

5)	Signing of the term of confidentiality with CTEEP and CESP.

6)	Disposal of INFOVIAS’ shareholding participation in Way TV Belo Horizonte S.A.

Meeting of the Board of Directors

Subject	Date
369(a) Board of Directors Meeting date	12/29/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	12/29/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	01/09/2006

Decisions:
1)

Cemig to make an advance to Transleste (Companhia Transleste de Transmissão) against future capital increase, in the additional amount of R$2,392,250.00, for complete implementation of the Irapé-Montes Claros transmission line and related facilities – this amount to be submitted to the Annual General Meeting of Stockholders of Cemig to be held in 2006; and

2)	the representatives of Cemig on the corporate bodies of Transleste to approve the increase of the authorized registered capital of Transleste from the present R$40 million to R$50 million.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company – CNPJ 17.155.730/0001-64

Meeting of the Board of Directors

January 04, 2006, at 2:30 p.m.

The Board of Directors of Cemig, at its meeting begun at 2.30 p.m. on January 4, 2006, and resumed at 2.30 p.m. on January 5, 2006, authorized the binding offer for acquisition of stockholdings in other companies.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company – CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

Stockholders’ Meeting once more suspended

Cemig (Companhia Energética de Minas Gerais), a company operating public service concessions and listed on the stock exchanges of São Paulo, New York and Madrid, in accordance with its commitment to implement best corporate governance practices, and in accordance with CVM Instructions 358 of 3 January 2002 and 359 of 22 January 2002, hereby informs its stockholders and the public that the Extraordinary General Meetings of Stockholders held on December 23rd, 2005 at 10 a.m. and at 5 p.m., suspended and rescheduled for January 5th 2006, by proposal of the representative of the stockholder Estado de Minas Gerais, with the agreement of the remaining stockholders, had its works once more suspended due to the need to analyze suggestions presented by minority stockholders. We inform that the works of the aforementioned Meetings will be resumed on January, 12th, 2006, at 2 p.m. and at 2:30 p.m. respectively at the same place.

Belo Horizonte, January 5 2005

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby advise our stockholders that the Extraordinary General Meetings of Stockholders held on December 23rd, 2005 at 10 a.m. and at 5 p.m., suspended and rescheduled for January 5th 2006, by proposal of the representative of the stockholder Estado de Minas Gerais, with the agreement of the remaining stockholders, had its works once more suspended due to the need to analyze suggestions presented by minority stockholders. We inform that the works of the aforementioned Meetings will be resumed on January, 12th, 2006, at 2 p.m. and at 2:30 p.m. respectively at the same place.

The decision of the Board of Directors of December 7, 2005, to distribute extraordinary dividends in the amount of R$ 897,000,000.00 (eight hundred and ninety seven million Reais), corresponding to R$ 5.534143888 per thousand shares, is unchanged.

Stockholders whose names are in the company’s Nominal Share Register on January 16th, 2006 will have the right to the said benefit, for the purposes referred to in Article 205 of Law 6404/76.

The shares will be traded ex-dividend on January 17th, 2006.

We would like to make clear that the actual payment will take place on January 27th, 2006 and continues to be conditional upon homologation by the Extraordinary General Meeting of Stockholders, to be held on January 12th, 2006 at 2 a.m., of the Fourth Amendment to the Contract for Assignment of the Outstanding Balance on the CRC (Results Compensation Account) between Cemig and the State of Minas Gerais, as well as to the agreement of the State of Minas Gerais to the assignment, by Cemig, to the Receivables Investment Fund (FIDC) being structured by Banco ITAU BBA (“the Fund”), of the credits made up of the installments owed by the State of Minas Gerais under the CRC Contract

The Extraordinary General Meeting to be held on January 12th, 2006 at 2:30 p.m. will decide on proposed changes to the company’s Bylaws.

We remind stockholders of the importance of updating their registration information. This can be done by visiting any branch of Banco Itaú S/A. (the institution which administers Cemig’s system of registered and nominal shares), taking their personal documents with them.

Belo Horizonte, January 5th, 2006

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Flávio Decat de Moura
		Name:	Flávio Decat de Moura
		Title:	Chief Financial Officer and Investor Relations Officer

Date: January 13, 2006